2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

March 2, 2018

Via EDGAR Transmission

Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Quaker Investment Trust (the "Registrant") File No. 811-06260 Preliminary Proxy Materials

Dear Ms. Brutlag:
On behalf of the Registrant, submitted herewith via the Edgar system are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you communicated to us on February 26, 2018 with regard to the Registrants' Preliminary Proxy Statement, as amended, and other materials (the "Proxy Statement").  The Proxy Statement was filed with the Commission on February 16, 2018 by the Registrant on behalf of the Quaker Global Tactical Allocation Fund, Quaker Strategic Growth Fund, Quaker Mid-Cap Value Fund, and Quaker Small-Cap Value Fund (each a "Fund" and collectively, the "Funds"), and was amended on February 21, 2018.  The Proxy Statement relates to the Special Meeting of Shareholders (the "Meeting") of the Funds, which is scheduled to be held on May 23, 2018.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.
1. Comment:  Throughout the Proxy Statement, clarify that the management fees under the definitive advisory agreement will the same as or lower than under the prior investment advisory agreement depending on which Fund a shareholder holds.
   Response:  The requested change will be made.
2. Comment:  In the Q&A for Proposal 1 for the Second Meeting, supplement the answer to the question regarding whether there will be any changes to the Funds' investment policies, strategies and risks to explain what impact investing means.
   Response:  The Registrant will add the following disclosure to the answer: "The Adviser uses impact research as a key part of its investment process.  This additional layer of research due diligence classifies securities into one of four impact categories: positive impact, impact, neutral or negative

Samantha Brutlag
March 2, 2018

impact.  The Adviser believes that such categorizations assist it in providing a robust risk assessment and may mitigate risk over the longer-term.
3. Comment:  Confirm all information required by Item 22(b) under Schedule 14A has been provided in the Proxy Statement.
   Response:  The Registrant so confirms.
4. Comment:  Under Proposal 1 for the Second Meeting in the main body of the proxy statement, in the lead-in paragraph to the chart showing the prior and new advisory fees, clarify what expenses are included in the fee cap for the Quaker Global Tactical Allocation Fund, and make the Proxy Statement disclosure consistent with the disclosure in the footnote to the fee table in the Fund's prospectus.
   Response:  The requested changes will be made.
* * *
   Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Alyssa Greenspan Community Capital Management, Inc.